UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

ZHONGCHAO INC.

(Translation of Registrant's name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On July 6, 2020, Zhongchao Inc. (the “Company”) issued a press release announcing the official launch of patient management services (the “New Services”) as its third major line of business, in addition to MDMOOC, its online professional training and education platform for healthcare professionals, and Sunshine Health Forums, its online information platform catering to the general public. The New Services will be branded as “Zhongxun” (众循) and carried out through the Company’s wholly-owned subsidiary, Shanghai Zhongxun Medical Technology Co., Ltd.

With the combination of online service portal, offline call centers and dedicated field specialists, Zhongxun aims to work closely with hospitals, pharmacies, pharmaceutical enterprises and non-profit organizations and insurance companies in providing a whole range of patient management services including disease management, patient recruiting, patient counselling, in-home care assistance, clinical trial management, patient aid project management, insurance and payment solutions, and other value-added services.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated July 6, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: July 6, 2020

2